Exhibit (a)(5)(lxi)

Oracle released the following statements to media outlets on August 26, 2003:

Oracle’s Comment on the Amended Complaint:

“PeopleSoft’s amended complaint, filed August 12, is rife with comments taken out of context as PeopleSoft continues to litigate the issue in the court of public opinion. It is simply another diversionary tactic designed to further place the interests of PeopleSoft’s management before the interests of its shareholders and customers.

- Attributable to Jim Finn

Oracle’s Comment on Underlying Documents:

“PeopleSoft is merely over dramatizing the agreement it made with Oracle at the outset of the litigation. Oracle may not make public any document produced by PeopleSoft to date. The important thing to remember is that Oracle opposed PeopleSoft’s motion to seal portions of the amended complaint because Oracle has nothing to hide in its legitimate effort to acquire PeopleSoft. We are confident that we will successfully defend against the action and we are unwavering in our commitment to acquire PeopleSoft.”

- Attributable to Jim Finn

Statement Regarding Safra Catz Email:

“The email referenced in paragraphs 19 and 32.1 is a good example of PeopleSoft’s attempt to take a single sentence fragment from a lengthy document out of context and try to turn it into something salacious. This email from Oracle Executive Vice President Safra Catz focuses on the “exciting opportunity” for Oracle and the positive impact of the proposed transaction to Oracle’s earnings per share. It does not talk about harm to PeopleSoft. The referenced comment about not continuing PeopleSoft’s product line does not, when in proper context, suggest that Oracle has misrepresented anything about what it intends to do, and is in fact followed by “talking points” that make it clear that Oracle intends to continue and improve product support and to make product improvements. The fact that Oracle does not intend to actively market the PeopleSoft line does not detract from its commitment to support and enhance the products as it has previously stated. Further, all of the talking points are consistent with what Oracle has been saying for over two months about its plans for the acquisition of PeopleSoft.”

- Attributable to Jim Finn